1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 12, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

PROPOSED ISSUE OF SHORT-TERM CORPORATE BONDS PROPOSED ISSUE OF A SHARES IN THE PRC PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER OR AN INVITATION TO INDUCE AN OFFER BY ANY PERSON TO ACQUIRE, SUBSCRIBE FOR OR PURCHASE ANY SECURITIES.

THIS IS NOT AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES. SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES WITHOUT REGISTRATION OR EXEMPTION FROM REGISTRATION.

A notice convening the 2005 annual general meeting of the Company (the "AGM") to be held at the Conference Room on the 15th Floor, Block B, No.33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, the People's Republic of China at 10:00 a.m. on Wednesday, 10th May, 2006 is enclosed with this circular. At the AGM, resolutions to the proposed issue of short-term bonds, proposed issue of A Shares and the proposed amendments to the Articles of Association of the Company will be voted upon. Shareholders whose names appear on the register of members of the Company at the close of business on Monday, 10th April, 2006 will be entitled to attend the AGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Tuesday, 11th April, 2006 to Wednesday, 10th May, 2006, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Monday, 10th April, 2006. If you are eligible and intend to attend the AGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Friday 21st April, 2006. If you are not able to attend and/or vote at the AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

22nd March, 2006

* For identification purpose only

CONTENTS

Pages
Definitions	1
Letter from the Board of Directors	3
1.	Introduction	3
2.	Proposed issue of short-term corporate bonds	4
3.	Proposed application to issue A Shares in the PRC	5
3.1	Structure of the Proposed A Share Issue	6
3.2	Ancillary matters relating to the Proposed A Share Issue	8
3.3	Reasons for and benefits of the Proposed A Share Issue	9
3.4	Effect of the Proposed A Share Issue on the Company's shareholding structure	10
4.	Proposed amendments to the Articles of Association to accommodate the Proposed A Share Issue	10
5.	General information	11
5.1	Notice of 2005 AGM	11
5.2	Closure of books	12
5.3	Reply slip and proxy form	12
5.4	Procedure to demand a poll at the 2005 AGM	12
Appendix - Proposed amendments to the Articles of Association	14
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DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:
"2004 AGM"	means the 2004 Annual General Meeting of the Company held on 9th June 2005;
"2005 AGM" or "AGM"

means the 2005 Annual General Meeting of the Company to be held at the Conference Room on the 15th Floor, Block B, No.33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, the PRC at 10:00 a.m. on Wednesday, 10th May, 2006, or any adjournment thereof;

"A Shares"	means domestic ordinary shares of the Company, with a nominal value of RMB1.00 each, to be issued by the Company pursuant to the Proposed A Share Issue;
"Articles of Association"	means the Articles of Association of the Company;
"Company"

means (Chinese Character) Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, whose H shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively;

"CSRC"	means China Securities Regulatory Commission;
"Directors"	means the directors of the Company;
"Group"	means the Company and its subsidiaries;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
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DEFINITIONS

"PRC"	means the People's Republic of China;
"Proposed A Share Issue"	means the proposed issue of a maximum of 1,500,000,000 new A Shares to the PRC public, and the proposed listing of the A Shares on the Shanghai Stock Exchange;
"RMB"	means Renminbi, the lawful currency of the PRC;
"Shanghai Stock Exchange"	means Shanghai Stock Exchange of the PRC; and
"%"	means per cent.
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LETTER FROM THE BOARD OF DIRECTORS

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2600)

Directors:
Xiao Yaqing
Xiong Weiping
Luo Jianchuan
Chen Jihua
Joseph C. Muscari*
Shi Chungui*
Poon Yiu Kin, Samuel **
Wang Dianzuo**
Kang Yi **

* non-executive Director
** independent non-executive Director

Registered office and
    principal place of business:
No.12B Fuxing Road
Haidian District
Beijing
The People's Republic of China
100814

Place of business in Hong Kong:
Unit 3103, 31st Floor, Office Tower
Convention Plaza
1 Harbour Road
Wanchai
Hong Kong

Hong Kong share registrar and
    transfer office:
Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

22nd March, 2006

To the shareholders of the Company Dear Sir or Madam, PROPOSED ISSUE OF SHORT-TERM CORPORATE BONDS PROPOSED ISSUE OF A SHARES IN THE PRC PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
1.	INTRODUCTION

As disclosed in an announcement dated 13th March, 2006 issued by the Company, the Board of the Company has decided that the 2005 AGM of the Company will be held on Wednesday, 10 May, 2006. The Board has proposed as special resolutions No. 8, No. 9 and No. 10 in the 2005 AGM to ask shareholders to consider, authorize and approve (i) the proposed issuance of the Company's short- term corporate bonds; (ii) the extension

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LETTER FROM THE BOARD OF DIRECTORS

for one year of all relevant resolutions and authorizations of the Proposed A Share Issue passed at the 2004 AGM of the Company held on 9 June 2005; and (iii) in connection with the Proposed A Share Issue, the Company to make proposed amendments to the Articles of Association. The proposed amended Articles of Association will be adopted for use by the Company for the purpose of the Proposed A Share Issue.

This circular does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.
This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration or exemption from registration.
2.	PROPOSED ISSUE OF SHORT-TERM CORPORATE BONDS

The Board now seeks shareholders' approval for (i) a similar issuance of short-term corporate bonds in the PRC for a principal amount of up to RMB 5 billion during the period from the date of the 2005 AGM when shareholder's approval is obtained and expiring at the conclusion of the annual general meeting for the year ending December 31, 2006 on the same terms and conditions; and (ii) for the Chairman of the Board or any person authorized by the Chairman of the Board be authorized to determine and finalise the terms and conditions of and any relevant matters in relation to, the proposed issuance of short-term corporate bonds based on the needs of the Company and the market conditions at the time of the issuance, including to determine and finalize the final principal amount and interest rate of such short-term corporate bonds.

Pursuant to the special resolution No. 11 that was passed at the 2004 AGM, shareholders' approval was given to the Company to issue short-term corporate bonds in the PRC for a principal amount of up to RMB5 billion during the period from the date of the 2004 AGM when shareholder's approval was obtained and expiring at the conclusion of the annual general meeting for the year ending December 31, 2005.

In May 2005, the Company had issued short-term corporate bonds in the PRC for a principal amount of RMB2 billion, and raised proceeds of RMB1.943 billion with an actual interest rate of about 3.33%. The corporate bonds are due a year from the date of issue. The Board expects that the Company may further issue short-term corporate bonds in the PRC before the date of the 2005 AGM, such further issue of short-term corporate bonds, if any, will not exceed the remaining principal amount of RMB3 billion. The total principal amount of short-term corporate bonds to be issued pursuant to the shareholders' approval at the 2004 AGM shall not exceed RMB5 billion.

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LETTER FROM THE BOARD OF DIRECTORS

The Directors believe that the proposed issuance of short-term corporate bonds will provide the Company with a further source of funding at an interest rate which is expected to be lower than the interest rate for loans from commercial banks. The Directors consider that the issuance of the short-term corporate bonds will lower the finance costs of borrowings for the Company and is in the interests of the Company and its shareholders as a whole. Proceeds from the proposed issuance of the short-term corporate bonds are expected to be used as repayment for the short-term corporate bonds that were issued in 2005, the proceeds of which were used as short term working capital of the Company, including for the purchase of raw materials and import of alumina. It is expected that the short-term corporate bonds will be issued to institutional investors in the PRC banking industry and will not be issued to the public investors.

3.	PROPOSED ISSUE OF A SHARES IN THE PRC

At the 2004 AGM, shareholders of the Company passed a special resolution authorizing the Proposed A Share Issue by authorizing the issue by the Company of a maximum of 1,500,000,000 A Shares and the proposed listing of such A Shares on the Shanghai Stock Exchange of the PRC in such manner as described in an announcement dated 28 March 2005 and a circular dated 12 April 2005.

Since no A Shares were actually issued by the Company in the past year, the Company now seeks shareholders approval, by way of special resolution, for the extension for one year of all relevant resolutions and authorizations of the Proposed A Share Issue passed at the 2004 AGM. The structure of the A Shares will remain on the same terms and conditions as previous, including the use of proceeds, the only exception being that the amount to be used in investing in Shanxi Huaze Aluminum and Power Company Limited will be reduced from RMB450 million to RMB120 million.

The Directors believe that the Proposed A Share issue, if it occurs, will further enhance the Company's financing channels and improve its capital and debt raising capabilities. In addition, the Proposed A Share Issue is expected to provide the Company with capital required to fund its intended projects, thereby improving its alumina refining capacity and, in turn, its ability to further its business pursuits and developments in the industry. It is also believed that the Proposed A Share Issue will promote the Company's position and to further enhance its reputation in the PRC. The Company will apply to the CSRC for the Proposed A Share Issue, and to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange when appropriate.

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LETTER FROM THE BOARD OF DIRECTORS

3.1	Structure of the Proposed A Share Issue
The structure of the Proposed A Share Issue is proposed as follows:
3.1.1	Type of securities to be issued:	RMB denominated ordinary shares
3.1.2	Number of A Shares to be issued:	A maximum of 1,500,000,000 A Shares, representing approximately 19.35% of all domestic shares of the Company currently in issue
3.1.3	Target subscribers:

Members of the PRC public (i.e. PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with the Shanghai Stock Exchange), except those prohibited under PRC laws and regulations

3.1.4	Nominal value:	RMB1.00 per A Share
3.1.5	Issue price:

The issue price will be determined in accordance with market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place, and in compliance with relevant regulatory requirements.

3.1.6	Use of proceeds:	The amount to be raised from the Proposed A Share Issue is currently expected to be not more than RMB8,000 million. The Directors currently intend to use the net proceeds as follows:
(i)	approximately RMB1,974 million will be used to fund an alumina brownfield project of the Company's Henan branch;
(ii)	approximately RMB538 million will be used to fund an alumina production-line project of the Company's Zhongzhou branch;
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LETTER FROM THE BOARD OF DIRECTORS

(i)	approximately RMB1,974 million will be used to fund an alumina brownfield project of the Company's Henan branch;
(ii)	approximately RMB538 million will be used to fund an alumina production-line project of the Company's Zhongzhou branch;
(iii)	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;
(iv)

approximately RMB120 million will be used to invest in Shanxi Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminum and power generating project;

(v)	approximately RMB2,000 million will be used to fund the third phase of an alumina brownfield project of the Company's Guangxi branch;
(vi)	approximately RMB98 million will be used to fund a greenfield project of pseudoboehmite production of the Company's Shandong branch;
(vii)	approximately RMB105 million will be used to fund a greenfield project of zeolite production of the Company's Shandong branch;
(viii)	approximately RMB150 million will be used to fund a limestone improvement project of the Company's Shanxi branch;
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LETTER FROM THE BOARD OF DIRECTORS

(ix)	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch.

The Company's proposal regarding its use of proceeds from the Proposed A Share Issue (including the specific projects to be invested, the priority and the relevant amounts required) shall, as to be approved and proposed to be authorised by the Company's shareholders at the 2005 AGM, be adjusted and finalised by the Board by reference to the then budgeted financing needs of such projects and the relevant industry and regulatory approval requirements and other relevant circumstances.

If the proceeds from the Proposed A Share Issue are insufficient to fund all or any of the intended projects, it is the Directors' current intention that any deficit will be funded out of the Company's internal resources and in the event that there is any excess proceeds, any such balance of the proceeds will be used as the Company's general working capital.

3.2	Ancillary matters relating to the Proposed A Share Issue
3.2.1.	Undistributed retained profits

In accordance with the relevant regulations, the Directors have resolved that subject to approval by the Company's shareholders at the 2005 AGM, following completion of the Proposed A Share Issue, the Company's shares currently in issue and the A Shares to be issued will rank equally with the shares of the Company currently in issue in respect of their entitlement to the Company's undistributed retained profits at the time when the Proposed A Share Issue takes place.

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LETTER FROM THE BOARD OF DIRECTORS

3.2.2	Authorisation to be given to the board of Directors

Subject to approval by the Company's shareholders at the 2005 AGM, the Board shall be authorised to make such decisions, sign such documents, carry out such procedures and take such other actions as are in its discretion necessary to effect and complete the Proposed A Share Issue (including the proposed listing of the A Shares on the Shanghai Stock Exchange).

3.2.3	Shareholders' approvals to be sought at the AGM

In accordance with the relevant PRC laws and regulations, the Proposed A Share Issue (including its structure as particularised above, the Company's intended use of proceeds, the authorisation to be given to the Board, and related matters) is subject to approval by way of special resolutions by the Company's shareholders at the 2005 AGM. Such resolutions will be effective for a period of 12 months from the date of the 2005 AGM.

3.3	Reasons for and benefits of the Proposed A Share Issue

The Directors believe that the Proposed A Share Issue, if it occurs, will be able to further enhance the Company's financing channels and improve its capital and debt raising capabilities. In addition, the Proposed A Share Issue is expected to provide the Company with capital required to fund its intended projects as itemised above, thereby improving its alumina production capacity and, in turn, its ability to further its business pursuits and developments in the industry. It is also believed that the Proposed A Share Issue will be able to promote the Company's position and to further enhance its reputation in the PRC.

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LETTER FROM THE BOARD OF DIRECTORS

3.4	Effect of the Proposed A Share Issue on the Company's shareholding structure

Assuming that a total of 1,500,000,000 A Shares will be issued under the Proposed A Share Issue, the Company's expected shareholding structure immediately before and immediately upon completion of the Proposed A Share Issue is set out and summarised as follows:

Type of shares	Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)
1. 2. 3.	Unlisted domestic shares Unlisted domestic shares Listed shares A Shares H shares Total	7,750,010,185 - 3,299,865,968 11,049,876,153	70.13 - 29.87 100.00	7,750,010,185 1,500,000,000 3,299,865,968 12,549,876,153	61.75 11.95 26.30 100.00

The Proposed A Share Issue, if it occurs, shall be conducted in accordance with the requirements of the CSRC and other relevant PRC regulatory authorities. Please note that the Proposed A Share Issue (including, but not limited to, its structure and the intended use of proceeds), upon being approved by the Company's shareholders at the 2005 AGM, is also subject to the approval of the CSRC and, in respect of the listing of the A Shares, that of the Shanghai Stock Exchange.

4.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION TO ACCOMMODATE THE PROPOSED A SHARE ISSUE

In connection with the Proposed A Share Issue, the Company will, when proceeding with the Proposed A Share Issue, make proposed amendments to the Articles of Association. Such amendments are proposed in accordance with laws and regulations currently prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of associations of PRC listed companies. The proposed amended Articles of Association will be adopted for use by the Company for the purpose of the Proposed A Share Issue.

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LETTER FROM THE BOARD OF DIRECTORS

The proposed amendments to be made to the Articles of Association primarily aim to enhance the corporate governance of the Company and, in accordance with the relevant PRC laws and regulations, strengthen the Company's internal control in respect of various areas such as protection of public shareholders' rights, shareholders' meetings, independent directors and certain other related matters. Details regarding such proposed amendments are set out in the appendix to this circular.

The proposed amendments to the Articles of Association are subject to approval by way of a special resolution by the Company's shareholders at the 2005 AGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities. Following the revision of the PRC Company Laws and PRC Securities Laws in late 2005, it is expected that the CSRC may amend the mandatory or recommended provisions for inclusion in articles of association of PRC listed companies. Upon CSRC introducing any changes to the mandatory or recommended provisions of PRC listed companies, further amendments may have to be made to the proposed amendments to the Articles of Association in order to comply with the requirements of the CSRC. The Directors therefore request the shareholders to authorise the Board to make further amendments of the Articles of Association in accordance with the requirements of the relevant government authorities and in accordance with the relevant laws and regulations. Subject to approval and authorizations by the Company's shareholders at the 2005 AGM, the Board may make such adjustments or other amendments to the Articles of Association as it considers necessary or otherwise appropriate in connection with the Proposed A Share Issue or as may be required by relevant regulatory authorities and in accordance with the relevant law and regulations then in force, and to file the amended Articles of Association with the relevant PRC authorities for approval, endorsement and/or registration as appropriate.

5.	GENERAL INFORMATION
5.1	Notice of 2005 AGM

The 2005 AGM will be held at the Conference Room on the 15th Floor, Block B, No.33 Tongtai Building, Jin Rong Street, Xi Cheng District, Beijing, the PRC at 10:00 a.m. on Wednesday, 10th May, 2006 to approve, among other things including the Company's financial statements for the financial year ended 31st December, 2005, special resolutions in respect of the proposed issue of short-term corporate bonds, Proposed A Share Issue and the associated proposed amendments to the Articles of Association. A notice convening the 2005 AGM is enclosed with this circular.

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LETTER FROM THE BOARD OF DIRECTORS

5.2	Closure of books

Shareholders whose names appear on the register of members of the Company at the close of business on Monday, 10th April, 2006 will be entitled to attend the 2005 AGM upon completion of the necessary registration procedures. The H share register of members of the Company will be closed from Tuesday, 11th April, 2006 to Wednesday, 10th May, 2006, both days inclusive, during which period no transfer of the Company's H shares will be effected. Where applicable, shareholders of the Company's H shares intending to attend the 2005 AGM are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on Monday, 10th April, 2006.

5.3	Reply slip and proxy form

If you are eligible and intend to attend the 2005 AGM, please complete and return the reply slip, a copy of which is enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event by Friday 21st April, 2006.

If you are not able to attend and/or vote at the 2005 AGM, you are strongly urged to complete and return the proxy form, a copy of which is also enclosed with this circular, in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the 2005 AGM or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the 2005 AGM or any adjournment thereof should you so wish.

5.4	Procedure to demand a poll at the 2005 AGM
Pursuant to Articles 73 to 75 of the Articles of Association, a poll may be demanded at the 2005 AGM, before or after a vote is carried out by a show of hands:
5.4.1	by the chairman of the meeting;
5.4.2	by at least two shareholders present in person or by proxy entitled to vote at the meeting; or
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LETTER FROM THE BOARD OF DIRECTORS

5.4.3	by one or more shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

Yours faithfully, For and on behalf of the board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

As stated in the letter from the Board set out in this circular, to accommodate the Proposed A Share Issue, the Company will, when proceeding with the Proposed A Share Issue, make proposed amendments to the Articles of Association in compliance with all relevant and applicable PRC legal and regulatory requirements currently in force in the PRC. Such amendments are essentially proposed in accordance with current laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of associations of PRC listed companies, and are set out and elaborated as follows:

The applicable PRC laws and regulations as mentioned above include: Instructions of Articles of Association of Listed Companies <Chinese Character> (the "Instructions of Articles of Association"), Administrative Guidelines for Listed Companies < Chinese Character > (the "Administrative Guidelines"), Opinions on Standards of Shareholders' General Meetings of Listed Companies < Chinese Character > (the "Standards of Shareholders' General Meetings"), Instructive Opinions on Setting up Independent Directors' System in Listed Companies < Chinese Character > (the "Instructive Opinions on Independent Directors"), Regulations on Enhancing Protection of Public Shareholders' Rights < Chinese Character > (the "Public Shareholder Protection Regulations"), Notice of Issues in Relation to Standardizing Capital Exchange between Listed Companies and Interested Parties and Listed Companies' Guarantee for Other Parties < Chinese Character > (the "Regulations on Capital Exchange and Guarantees for Other Parties"), Opinion on Further Promoting the Regulation of Operation and Enhancing Reform of Overseas Listed Companies < Chinese Character > (the "Opinion"), and Working Guidelines of the Secretary to the Board of Directors of Overseas Listed Companies <Chinese Character>(the "Working Guidelines").

As stated in the letter from the Board, the CSRC may amend the mandatory or recommended provisions for inclusion in articles of association of PRC listed companies. The proposed amendments to the Articles of Association contained in this appendix may be further amended by the Board based on the authority to be given by the shareholders at the 2005 AGM.

The proposed amendments to the Articles of Association contained in this appendix are formulated in Chinese, and translated into English for incorporation in this circular for information purposes only, and the Chinese language version shall generally prevail over the English language version for the purpose of interpretation.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I.	GENERAL AMENDMENTS

All references to "security supervision organization of the State Council", "security committee of the State Council" and "security management department of the State Council" appearing in the Articles of Association are all proposed to be uniformly amended to read as "securities regulatory authority of the State Council".

Appropriate consequential changes to the numbering and sequence of the relevant Articles appearing in the Articles of Association (as amended following the proposed amendments to accommodate the Proposed A Share Issue and as set out in this appendix) will, if required, be made, which changes will not be specifically described in this appendix.

II.	SPECIFIC AMENDMENTS
1.	Article 6 of the Articles of Association provides that:

"In accordance with the Company Law, Special Provisions, Essential Clauses of Articles of Association of Overseas Listed Companies (hereinafter to be referred to as the "Essential Clauses"), and other laws and administrative regulations of the country, the Company held the general meeting of shareholders on September 24, 2001 and amended the original Articles of Association (hereinafter to be referred to as the "original Articles of Associations") and formulated the Articles of Association herein (hereinafter to be referred to as the "Articles of Association" and "Articles")."

This Article is proposed to be amended to read as follows:

"In accordance with the Company Law of the People's Republic of China, Special Provisions, Essential Clauses of Articles of Association of Overseas Listed Companies (hereinafter to be referred to as the "Essential Clauses"), Instructions of Articles of Association of Listed Companies (hereinafter to be referred to as the "Instructions of Articles of Association"), Administrative Guidelines for Listed Companies (hereinafter to be referred to as the "Administrative Guidelines") and other laws and administrative regulations of the country, the Company held the general meeting of shareholders on [*], 2006 and amended the original Articles of Association (hereinafter to be referred to as the "original Articles of Associations") and formulated the Articles of Association herein (hereinafter to be referred to as the "Articles of Association" or "Articles")."

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

2.	The second paragraph of Article 9 of the Articles of Association provides that:

"Under the premise that Chapter XXI of the Articles of Association is not violated: shareholders may sue the Company in accordance with the Articles of Association; the Company may sue shareholders in accordance with the Articles of Association; shareholders may sue shareholders in accordance with the Articles of Association; shareholders may sue directors, supervisors, managers and other top management in accordance with the Articles of Association."

This Article is proposed to be amended to read as follows:

"Insofar as the regulations provided for under Chapter XXII of the Articles of Association are not being violated: shareholders may sue the Company in accordance with the Articles of Association; the Company may sue shareholders, directors, supervisors, managers and other members of senior management in accordance with the Articles of Association; shareholders may sue shareholders in accordance with the Articles of Association; shareholders may sue directors, supervisors, managers and other members of senior management in accordance with the Articles of Association."

This amendment is proposed to be made pursuant to Article 10 of the Instructions of Articles of Association providing that a company may sue its directors, supervisors, managers and other members of senior management.

3.	A new paragraph, reading as follows, is proposed to be added to Article 18 of the Articles of Association as the third paragraph of that Article:

"The domestic shares of the Company are deposited with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited. The overseas listed foreign shares of the Company are accepted principally by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in its Central Clearing and Settlement System."

This amendment is proposed to be made pursuant to Article 18 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

4.	Two paragraphs, reading as follows, are proposed to be added to Article 21 of the Articles of Association as the third and fourth paragraphs of that Article:

"After the issue of the Company's overseas listed foreign shares as mentioned above, with the approval of the examination body authorized by the State Council, the Company has issued [*] domestic shares listed in the People's Republic of China. After this share issue, the Company's capital structure is as follows:

The company has a total of [*] ordinary shares, including 4,656,261,060 shares held by Aluminum Corporation of China (a promoter), accounting for approximately [*]% of the total issued share capital; 196,800,000 shares held by Guangxi Development and Investment Co., Ltd. (a promoter), accounting for approximately [*]% of the total issued share capital; 129,430,000 shares held by Guizhou Provincial Materials Development and Investment Corporation (a promoter), accounting for approximately [*]% of the total issued share capital; 900,559,074 shares held by China Cinda Asset Management Co. Ltd., accounting for approximately [*]% of the total issued share capital; 709,773,136 shares held by China Construction Bank Corporation, accounting for approximately [*]% of the total issued share capital; 602,246,135 shares held by China Orient Asset Management Corporation, accounting for approximately [*]% of the total issued share capital; 554,940,780 shares held by China Development Bank, accounting for approximately [*]% of the total issued share capital; [*] shares held by shareholders of domestic shares listed domestically, accounting for approximately [*]% of the Company's total issued ordinary shares; 1,431,028,000 shares held by shareholders of foreign shares listed overseas, accounting for approximately [*]% of the Company's total issued ordinary shares."

This amendment is proposed to be made pursuant to and in accordance with Article 20 of Instructions of Articles of Association and the expected change in the capital structure of the Company following the Proposed A Share Issue.

5.	Article 24 of the Articles of Association provides that:
"The Company has a registered capital of RMB11,049,876,153."
This Article is proposed to be amended to read as follows:
"The Company has a registered capital of RMB[*] (The Company shall adjust its registered capital accordingly following completion of its issue of A Shares.)"
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

6.	A new clause, reading as follows, is proposed to be added to Article 25 of the Articles of Association as Clause (4) of the second paragraph of this Article:
"The Company may increase its capital by the following means:
(4)	Convert accumulation fund into shares;"
This amendment is proposed to be made pursuant to Article 22 of Instructions of Articles of Association.
7.	A new clause, reading as follows, is proposed to be added to Article 30 of the Articles of Association as Clause (4) under that Article:
"The Company's authorized repurchase of its issued shares may proceed in one of the following ways:
(4)	Other methods permitted by law, administrative regulations and securities regulatory authority of the State Council."
This amendment is proposed to be made pursuant to Article 25 of Instructions of Articles of Association.
8.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 40:
"The Company shall not accept its shares being held as security under a pledge."
This amendment is proposed to be made pursuant to Article 28 of Instructions of Articles of Association.
9.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 41:

"During their tenure, the directors, supervisors, managers and other members of senior management of the Company shall report periodically to the Company their shareholding interests in the Company; and they should not transfer the Company's shares they hold during their tenure and in the six months' period following their leaving the Company."

This amendment is proposed to be made pursuant to Article 29 of Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

10.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 42:

"All profits derived from any shareholder holding more than 5% of the voting rights in the Company, through selling his shares in the Company in the six months' period following the purchase of such shares or through repurchasing his shares issued by the Company in the six months' period following the sale of such shares, shall belong to the Company.

The provisions of the preceding paragraph shall apply to sale and purchase of the Company's shares by members of senior management, including but not limited to the directors, supervisors, managers and other members of the senior management, as specified in the Articles of Association of the Company's legal person shareholders with more than 5% of the voting rights in the Company."

This amendment is proposed to be made pursuant to Article 30 of Instructions of Articles of Association.
11.	The original Article 51 will be renumbered as Article 54, with Clauses (2) and (4) of this Article amended and Clause (7) added as follows:
It is stated in Clauses (2) and (4) of the Article that:
"A shareholder of the Company's common stocks have the following rights:
(2)	attend in person or appoint a proxy to attend and vote at shareholder's general meetings;
(4)	transfer shares in accordance with laws, administrative regulations and the Company's Articles of Association;"
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Clauses (2) and (4) are amended and Clause (7) added as follows:
"A shareholder of the Company's common stocks has the following rights:
(2)	attend in person or appoint a proxy to attend and vote at shareholder's general meetings in accordance with the number of shares held;
(4)	transfer, bestow or pledge his shares in accordance with laws, administrative regulations and the Company's Articles of Association;
(7)

bring legal actions against the Company for decisions made at general meetings of shareholders or through Board resolutions that violate laws and administrative regulations and the legal rights of shareholders, so as to stop such violations; bring legal actions against the Company to claim compensation in relation to director's or manager's violation of laws, administrative regulations or the provisions under the Company's Articles of Association in performing his duties that has led to loss and damage suffered by the Company;"

The amendment proposed to be made to Clauses (2) and (4) of this Article is made pursuant to Clauses (3) and (5) of Article 35 of Instructions of Articles of Association, respectively, and Clause (7) is proposed to be added to this Article pursuant to the requirement of Article 4 of the Administrative Guidelines.

12.	The original Article 54 will be renumbered as Article 57, and a new paragraph, reading as follows, is proposed to be added to this Article as the second paragraph:

"Acting in conjunction" referred to in this Article refers to the conduct of concluding agreement (either in written or oral form) by two or more persons to control or consolidate the control of the Company through obtaining the voting rights in the Company by any one of the foregoing persons.

This amendment is proposed to be made pursuant to Clause (2) of Article 41 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

13.	The original Article 56 will be renumbered as Article 59, with Clause (13) thereof being proposed to be amended and a new paragraph added thereto as the fourteenth paragraph as follows:
It is stated in the thirteenth paragraph of the Article that:
"The shareholders' general meeting shall exercise the following functions and powers:
(13)	to examine proposals made by shareholders holding 5% or more of the Company's issued shares carrying voting rights;"
The thirteenth paragraph is proposed to be amended and a new paragraph added as the fourteenth paragraph as follows:
"The shareholders' general meeting shall exercise the following functions and powers:
(13)	to examine proposals made by the Supervisory Committee, shareholders holding shares representing 5% or more of the voting rights in the Company at its annual general meetings;
(14)

to examine and approve decisions in relation to remuneration in kind (in the form of interests in shares or equity derivatives, such as share placements or share options) of the employees at different levels of the Company;"

The thirteenth paragraph of this Article is to be amended, pursuant to the requirement under Article 12 of the Standards of Shareholders' General Meetings, to include the proposals of the Supervisory Committee as an additional item to be examined at shareholders' general meetings.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

14.	A new article, reading as follows, is proposed to be added as Article 60:

"All the matters to be decided at shareholders' general meetings in accordance with laws, administrative regulations and the Company's Articles of Association should be examined at the relevant shareholders' general meeting(s) for the purpose of protecting the shareholders' rights to decide on such matters. When considered necessary and under reasonable circumstances, specific issues related to the foregoing matters that cannot be decided immediately at the relevant shareholders' general meeting(s) may be decided by the Board of Directors within the scope as to be authorised by the shareholders at the relevant general meeting(s).

As for the authorisation to be granted to the Board of Directors at shareholders' general meetings, if such authorisation is for any matter requiring to be passed by way of an ordinary resolution, the authorisation should be granted by way of a resolution by more than one-half of the voting rights exercised by the shareholders (including their proxies) present at the shareholders' general meeting; and if such authorisation is for any matter requiring to be passed by way of a special resolution, the authorisation should be granted by way of a resolution by more than two-thirds of the voting rights exercised by the shareholders (including their proxies) present at the shareholders' general meeting. The substance of the authorisation should be clear and specific."

This amendment is proposed to be made pursuant to Article 7 of the Administrative Guidelines.
15.	Article 58 of the original Articles of Association will be renumbered as Article 62.
It is stated in Clauses (3) and (5) of the second paragraph of this Article that:
"The Board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following circumstances:
(3)	where any shareholder holding 10% or more of the Company's issued and outstanding shares carrying voting rights requests in writing for the convening of an extraordinary general meeting;
(5)	when such meeting is proposed by more than two independent directors."
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The relevant paragraph and clauses under this Article are proposed to be amended to read as follows:
"The Board shall convene an extraordinary general meeting within two months of the occurrence of any one of the following circumstances:
(3)

where shareholder(s), together or individually, holding 10% or more of the Company's issued and outstanding shares carrying voting rights (excluding voting proxy rights) request(s) in writing for the convening of an extraordinary general meeting;

(5)	when such meeting is proposed by independent directors whose number tallies with the governing regulations.
The number of the shares held by the relevant shareholder(s) referred to in the foregoing Clause (3) shall be calculated as at the date when the relevant written request is made."

The amendment to Clause (3) of the second paragraph of this Article and consequential amendment thereto are proposed to be made pursuant to Article 44 of the Instructions of Articles of Association, and the amendment to Clause (5) of the second paragraph of this Article is proposed to be made pursuant to Article 5(1) of the Instructive Opinions on Independent Directors.

16.	The first paragraph of the original Article 61 is consequentially proposed to be re-scheduled to become the second paragraph of Article 63.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

17.	A new article, reading as follows, is proposed to be added as Article 64:

"Proposals before any shareholders' general meeting shall be specific motions on matters to be discussed at the shareholders' general meeting. A motion proposed at shareholders' general meetings shall satisfy the following criteria:

(1)

The substance of the motion proposed shall be in compliance and not conflict with laws, administrative regulations and the requirements set forth in the Company's Articles of Association, and shall fall within the scope of business of the Company and the functions of shareholders' general meetings;

(2)	There is a clear subject of discussion and a specific resolution;
(3)	The motion shall be submitted or delivered to the Board of Directors in writing."
This amendment is proposed to be made pursuant to Article 58 of the Instructions of Articles of Association.
18.	Article 60 of the original Articles of Association will be renumbered as Article 65, which is proposed to be amended to read as follows:

"When the Company convenes a shareholders' annual general meeting, the Supervisory Committee or shareholder(s), together or individually, holding 5% or more of the total voting shares of the Company shall have the right to propose new motions in writing, and the Company shall place such proposed motions on the agenda for such annual general meeting if they are matters falling within the functions and powers of shareholders in general meetings."

This amendment is proposed to be made pursuant to the requirement of Article 12 of the Standards of Shareholders' General Meetings.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

19.

A new article is proposed to be added to the Articles of Association as Article 66, and the second paragraph of the original Article 61 is re-scheduled to become the second paragraph of the new Article 66 to read as follows:

"Matters to be discussed and decided at the shareholders' general meeting shall be in accordance with the Company Law of the People's Republic of China and the Company's Articles of Association, and matters stipulated under the Company's Articles of Association, if so provided for thereunder, can be decided at the annual general meeting of shareholders.

Any extraordinary general meeting of shareholders shall not decide on matters not stated in the relevant notice of meeting."
The relevant amendment is proposed to be made pursuant to Clause 33 of Article 4 of the Standards of Shareholders' General Meetings.
20.	Article 65 of the original Articles of Association is re-scheduled to become Article 69, and Clause (3) of the Article is amended to read as follows:
(3)

"Unless otherwise provided for or required under applicable listing rules or other securities laws and regulations, any vote of shareholders may be taken by way of a show of hands or on a poll, but a proxy of any shareholder who has appointed more than one proxy may only vote on a poll."

21.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 74:

"When any shareholders' general meeting considers connected transactions, the connected shareholder shall not participate in the vote and the number of voting shares that it represents shall not be counted as part of the total number of valid votes. The announcement of the resolution of the shareholders' general meeting shall fully disclose the votes of the non-connected shareholders . In the event that the connected shareholder cannot avoid voting under special circumstances, the Company may, with the prior approval of the relevant authorities, carry out the vote in accordance with the normal procedure and provide a detailed explanation on the issue in the announcement of the resolution made by shareholders' general meeting."

This amendment is proposed to be made pursuant to Article 72 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

22.	Article 70 of the original Articles of Association will be renumbered as Article 75, and is proposed to be amended to read as follows:

"If a proxy attends the shareholders' general meeting on behalf of an individual shareholder, that proxy should produce his identification documentation and the instrument signed by the shareholder appointing the proxy. If the legal representative of a legal person corporate shareholder appoints a proxy to attend the meeting, that proxy should produce his identification documentation and the instrument signed by the relevant legal representative appointing the proxy. If a legal person corporate shareholder appoints a proxy as is authorised by the decision of its Board of Directors or other equivalent governing body to attend the meeting on the shareholder's behalf, the proxy should produce his identification documentation and the power of attorney or letter of authorisation, issued by the relevant board of directors or governing body, bearing the seal of the relevant legal person shareholder. All relevant letters of appointment shall specific the date when it is issued."

23.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 76:

"The Board of Directors, independent directors and certain shareholders (as determined under the regulations made by relevant regulatory authorities from time to time) of the Company may canvass for votes to be obtained at shareholders' general meetings from the Company's shareholders. Public canvass for votes shall be made in accordance with regulations of relevant regulatory authorities and the securities exchange(s) on which the Company's shares are listed."

This amendment is proposed to be made pursuant to Article 1(3) of the Public Shareholder Protection Regulations.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

24.	Article 72 of the original Articles of Association will be renumbered as Article 78, and is proposed to be amended to read as follows:

"A shareholder (including a proxy), when voting at a shareholders' general meeting, may exercise such voting rights as are attached to the number of voting shares which he represents. Except for the accumulated voting mechanism for electing directors as stipulated in Article 104 of the Company's Articles of Association, each share shall have one vote.

Where any shareholder is, under the listing rules of the securities exchange(s) on which the Company's shares are listed and the relevant rules and regulations as are applicable from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution at any general meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

25.	Article 73 of the Articles of Association will be renumbered as Article 79, and is proposed to be amended to read as follows:

"Unless otherwise provided for or required under applicable listing rules or other securities laws and regulations or in case a poll is duly demanded, whether before or after a vote is carried out by a show of hands, by the following person(s) at any shareholders' general meeting, a resolution shall be decided on a show of hands:

Unless otherwise provided for or required under applicable listing rules or other securities laws and regulations or in case a poll is duly demanded, a declaration by the chairman that a resolution has been passed on a show of hands coupled with the record of such a declaration in the minutes of the meeting shall be conclusive evidence that the relevant resolution has been passed. There is no need to produce evidence as to the number or proportion of votes cast in favor of and those against such a resolution."

26.	Article 77 of the Articles of Association will be renumbered as Article 83, and a new paragraph, reading as follows, is proposed to be added as the firth paragraph of this Article:
"(5)	Appointment of, removal and termination of the appointment of, or any decision not to re-appoint, the Company's auditors;"
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

27.	Article 80 of the Articles of Association will be renumbered as Article 86, and is proposed to be amended to read as follows:
"In the event that the Supervisory Committee or shareholders request to convene an extraordinary shareholders' meeting, the following procedures shall be followed:
(1)

The Supervisory Committee or shareholder(s), alone or jointly, holding 10% or more of the shares carrying voting rights at the meeting to be convened may, by signing one or more counterpart written requisition(s) stating the object of the meeting, require the Board of Directors to convene an extraordinary shareholders' general meeting or a class shareholders' meeting. The Board of Directors shall as soon as possible after receipt of such written requisition(s) proceed to so convene the extraordinary shareholders' general meeting or class shareholders' meeting, as the case may be. The shareholdings referred to above shall be calculated as at the date of the delivery of the written requisition(s).

(2)

If the Board of Directors fails to issue a notice to convene such a meeting within 30 days after the date of receipt of the written requisition concerned, the Supervisory Committee or shareholder(s) who tendered the requisition may themselves, within four months after the Board of Directors receives the requisition, convene such a meeting in a manner as nearly as possible as, and with procedures taken conforming to those, where meetings are to be convened by the Board of Directors.

All reasonable expenses incurred by the Supervisory Committee or the shareholder(s) who tendered the requisition in convening and holding the meeting as a result of the failure of the Board of Directors to duly convene the meeting shall be borne by the Company, and shall be set off against any sums owed to the directors in default by the Company."

This amendment is proposed to be made pursuant to Article 54 of the Instructions of Articles of Association and Article 19 of the Standards of Shareholders' General Meetings.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

28.

Article 82 of the Articles of Association will be renumbered as Article 88, and is proposed to be amended to read as follows to provide for the requirement on the part of the Company to announce resolutions passed at shareholders' general meetings:

"The chairman of the meeting shall be responsible for determining whether or not a resolution has been carried at the shareholders' general meeting. Such a decision shall be final and shall be announced at the meeting and recorded in the minutes of the meeting. The Company shall announce the resolution of shareholders' general meetings in accordance with applicable laws and the relevant regulations of the securities exchange(s) on which the Company's shares are listed."

29.	Article 90 of the Articles of Association will be renumbered as Article 96, and is proposed to be amended to read as follows:

"Where any shareholder is, under the listing rules of the securities exchange(s) on which the Company's shares are listed and the relevant rules and regulations as are applicable from time to time, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution at any class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

30.	Article 91 of the Articles of Association will be renumbered as Article 97, and is proposed to be amended to read as follows:

"If the number of voting shares represented by shareholders who intend to attend the meeting amount to more than one-half of the Company's total voting shares, the Company may hold the meeting; otherwise, the Company shall within five days notify the shareholders, again by way of public announcement, of the matters to be considered at, and the place and date for, the meeting. The Company may then proceed to hold the meeting, provided always that the quorum for any separate class meeting (other than an adjourned meeting) to consider a variation of the rights of any class of the Company's shares shall be the holders of at least one-third of the issued shares of the class concerned."

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

31.	Article 94 of the Articles of Association will be renumbered as Article 100, and is proposed to be amended to read as follows:

"The Board of Directors shall, as and when considered necessary under the circumstances, establish professional committees such as strategic and development, audit, remuneration and nomination committees. The Audit Committee shall consist only of independent Directors, at least one of whom is an independent Director with accounting professional qualifications. The majority of the Remuneration and Nomination Committee members shall be independent Directors."

This amendment is proposed to be made primarily pursuant to section 6 of chapter 3 of the Administrative Guidelines.
32.	A new article, reading as follows, is proposed to be added, and the original paragraph 8 of Article 95 will be re-scheduled to become Article 101:
"Directors are natural persons who are not required to hold any qualifying shares in the Company."
This amendment is proposed to be made pursuant to Article 77 of the Instructions of Articles of Association.
33.

Article 95 of the Articles of Association will be renumbered as Article 102, with the first and third paragraphs thereof being proposed to be amended, a new paragraph added to become the second paragraph and the original fourth, fifth and eighth paragraphs deleted, such that the Article, as amended, is proposed to read as follows:

"Directors shall be elected at shareholders' general meetings, for each term of three years (from the election date until the date on which the new Board of Directors is to be elected in the year when the current session of the Board of Directors expires). At the expiry of a Director's term of office, the term is renewable upon re-election, but any independent Director cannot serve as the Company's independent Director for a consecutive period of over six years.

The list of Director candidates shall be submitted as a motion to the shareholders' general meeting for resolution. The candidates other than those for independent Directors shall be nominated by the Board of Directors, the Supervisory Committee and shareholder(s) holding, along or jointly, more than 5% of the total number of the Company's shares carrying voting rights and be elected by the shareholders' general meeting.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The minimum length of the period, during which written notice to the Company of the intention to propose a person for election as a Director and during which notice to the Company by such person of his willingness to be elected may be given, shall be at least seven days. The period for lodgement of such notices mentioned above will commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting.

The number of persons to be elected as Directors for each term shall not be less than that as is stipulated under Article 100 of the Articles of Association, and shall not be more than the maximum number of Directors as is determined by way of an ordinary resolution at the shareholders' general meeting. In the event that the number of persons who are approved at the shareholders' general meeting to be elected as Directors exceeds the proposed maximum number, up to the proposed maximum number of the Directors shall be elected in accordance with and in the sequence of the number of votes each of such persons acquired.

The external Directors shall have available sufficient time and possess necessary knowledge to perform their responsibilities. The Company shall provide all information necessary to the external Directors in the discharge of their responsibilities. The independent non-executive Directors may report directly to the shareholders' general meeting, the securities regulatory authority of the State Council and other relevant authorities.

The executive Directors shall take charge of such matters as are authorised by the Board of Directors."

The amendments to this Articles are proposed to be made pursuant to Article 4(4) of the Instructive Opinions on Independent Directors to provide for, among other things, the term of the independent Directors.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

34.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 103:
"The following procedures shall have been carried out prior to the election of any non-independent Director:
(1)

The party nominating any non-independent Director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently, and shall be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a Director upon being elected.

(2)

If the nomination of a non-independent Director candidate occurs before the meeting of the Board of Directors, the written materials pertaining to the particulars of the nominee described in the foregoing paragraph of this Article shall, if required under applicable laws, rules and regulations and/or relevant listing rules and in accordance with such requirements, be announced together with the resolution of the Board of Directors.

(3)

If an extempore proposal for the election of any non-independent Director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total shares of the Company having the right to vote, or by the Supervisory Committee, the following documents shall be submitted to the Company 16 days before the annual general meeting of the shareholders: the intent to nominate a Director candidate , the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the first paragraph of this Article. The period for submission of the relevant documents referred to above shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than the seven days prior to the date of such meeting."

This amendment is proposed to be made essentially pursuant to Articles 29 and 30 of the Administrative Guidelines.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

35.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 104:

"If the controlling interest of the Company's controlling shareholder reaches more than 30%, when the shareholders' general meeting votes on a motion to elect a Director, cumulative voting shall be used, i.e., when more than two Directors are being elected at a general meeting of the shareholders, each of the shares held by the shareholders participating in the vote shall carry voting rights equal in number to the number of Director candidates; a shareholder may cast all of his votes for one candidate or may split his votes and cast them for more than one candidate."

This amendment is proposed to be made pursuant to Article 31 of the Administrative Guidelines.
36.	A new article is proposed to be added, with the fifth paragraph of the original Article 95 of the Articles of Association being proposed to be re-scheduled as Article 105.
37.

Article 96 of the Articles of Association will be renumbered as Article 106, with Clause (6) of the first paragraph of the Article being proposed to be amended and two new clauses being added as Clauses (5) (9), respectively, such that the Article, as amended, is proposed to read as follows:

"The Board of Directors is accountable to the shareholders' general meeting and exercises the following functions and powers:
(5)	Decide on the annual loan arrangements and financing plans of the Company;
(6)

Formulate the debt and financial policy of the Company, the plans concerning the increase or decrease of the registered capital of the Company, issue of debentures or other securities and the listing of such equity and debt securities;

(9)	Decide on venture investments, asset mortgages and other matters related to the provision of security by the Company within the scope authorised by the shareholders' general meeting;"

The relevant amendments in respect of Clauses (6) and (9) of the first paragraph of this Article are proposed to be made pursuant to Articles 94(6), 94(8) and 94(9) of the Instructions of Articles of Association.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

38.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 107:

"With the authorisation of the Board of Directors, the chairman of the Board is entitled to exercise some of the functions and powers of the Board of Directors while the Board is not in session. The substance of the authorisation of the Board of Directors shall be clear and specific."

This amendment is proposed to be made pursuant to Article 48 of the Administrative Guidelines.
39.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 109:

"The Board of Directors is entitled to make decisions on any investment (including venture investment projects) or acquisition, the value of which is less than 25% of the latest available audited total asset value (or the total market value) of the Company. The Board of Directors shall invite experts and professionals concerned to evaluate the investments or acquisition projects that exceed its approval limits, and report to the shareholders' general meeting for approval.

When the Board of Directors makes decisions in the respect of market development, merger and acquisition, and investment in a new field, it shall appoint external consultants and agencies for professional opinions, which shall serve as the key reference for the decision making of the Board of Directors concerning projects of any investment, merger or acquisition, the value of which exceeds 10% of the total assets of the Company."

This amendment is proposed to be made pursuant to Article 97 of the Instructions of Articles of Association. The fourth paragraph of this Article is consequentially proposed to be re-scheduled as the second paragraph of the Article.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

40.

Article 98 of the Articles of Association will be renumbered as Article 110. Three new clauses, reading as follows, are proposed to be added to the first paragraph of this Article as Clauses (4), (5) and (6) of the paragraph:

"The chairman of the Board shall exercise the following functions and powers:
(4)	Sign on important documents of the Board of Directors and other documents that are required to be signed by the legal representative of the Company;
(5)	Exercise the legal representative's functions and powers;
(6)

In case of the occurrence of natural disasters or similar emergencies and events of force majeure, exercise the special right concerning the affairs of the Company, which shall be made in accordance with the law and for the benefit of the interests of the Company, and shall report to the Board of Directors and at the shareholders' general meetings after the decisions are made; and"

The amendments are proposed to be made pursuant to Article 99 of the Instructions of Articles of Association.
41.	Article 99 of the Articles of Association will be renumbered as Article 110, and is proposed to be amended to read as follows:

"The Board meeting shall be held at least four times a year and shall be convened by the chairman of the Board. All Directors shall be informed of any Board meeting to be convened 14 days before the proposed meeting.

The chairman of the Board shall convene an extraordinary Board meeting within seven days if:
(1)	The chairman believes it necessary;
(2)	Over one-third of the Directors jointly propose for an extraordinary Board meeting;
(3)	Over half of the independent Directors jointly propose for an extraordinary Board meeting;
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(4)	The Supervisory Committee proposes to hold an extraordinary Board meeting; or
(5)	The General Manager proposes to hold an extraordinary Board meeting."

This amendment is proposed to be made pursuant to Hong Kong's regulatory authorities' requirements regarding regular general meetings, Article 5(1) of the Instructive Opinions on Independent Directors and Article 102 of the Instructions of Articles of Association.

Further, a new paragraph is proposed to be added to the Article as the fifth paragraph:
"External Directors of the Company shall meet regularly with other Directors without the presence of the Company's management to understand the operation of the Company."
42.	Article 100 of the Articles of Association will be renumbered as Article 112, and is proposed to be amended to read as follows:

"(2) If the Board of Directors has not decided on the time and the venue of any Board meeting, the chairman of the Board shall advise all Directors at least 14 days prior to the relevant meeting about the time and the venue of the meeting via telefax, telegraph, facsimile, courier, registered post, or by specifically designated persons, which requirement is however not applicable to cases described in and otherwise provided for under Article 111."

43.	Article 103 of the Articles of Association will be renumbered as Article 115, with a new paragraph, reading as follows, being proposed to be added as the second paragraph of this Article:

"In case a Director has twice consecutively failed to be present in person at any Board meeting, and has not authorised another Director to be present at the Board meeting on his behalf, he shall be considered unable to fulfill his responsibilities as a Director, and the Board of Directors shall accordingly suggest to the shareholders' general meeting to replace him."

This amendment is proposed to be made pursuant to Article 85 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

44.	Article 105 of the Articles of Association will be renumbered as Article 117, with the second paragraph being proposed to be deleted, and the first paragraph amended to read as follows:

"The Board meeting shall be recorded in Chinese and minutes shall be kept of all resolutions passed at the meetings and at non-convened Board meetings. Any Director present at a meeting is entitled to ask the Board meeting to write explanatory notes for his speeches delivered at the meeting. The independent non-executive Directors' opinions shall be clearly stated in the resolution of the relevant Board meeting. The minutes of each Board meeting shall be given to all Directors as soon as possible for their review. The Directors who want to make adjustments or supplements to the minutes shall submit their written reports concerning their revision opinions to the chairman of the Board within one week of their receipt of the minutes. After the minutes are finalized, each Director present at the Board meeting and the recorder of the minutes shall sign the minutes. The minutes of the Board meetings shall be kept at the registered address of the Company, and a copy of shall be delivered as soon as possible to each Director."

The amendment is essentially proposed to be made pursuant to article 109 of the Instructions of Articles of Association to provide for the recording of comments made by Directors at Board meetings. The original second paragraph of this Article is consequentially proposed to be re-scheduled to become the second paragraph of Article 118.

45.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 118:

"Any written resolution that is not made in accordance with the legal procedure and signed by the Directors, even when each Director has expressed his opinion by different means, shall have no legal effect and shall not be considered a resolution of the Board meeting.

The Directors who have voted for a resolution passed at a Board meeting that is however made in violation of the law, administrative rules and regulations or the Company's Articles of Association shall be directly liable. Any Director who is proven to have voted against such a resolution at the meeting and whose opposition at the time of the vote has been recorded in the minutes of the Board meeting may be exempt from liability. Any Director who has abstained from voting, or who has been absent at the meeting and has not authorised another person to be present on his behalf at the meeting, shall not be exempt from liability; any Director who has clearly expressed his opposition during the discussion but has not voted against the relevant resolution shall not be exempt from liability either."

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The first paragraph of this Article is proposed to be included pursuant to Article 3 of the Opinion, and the second paragraph of the Article is formulated on the basis of the second paragraph of the original Article 105 and other relevant regulations.

46.	A new article is added to the Articles of Association, with the fourth paragraph of the original Article 95 being re-scheduled to become Article 119.
47.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 120:

"A Director may resign before his term of office expires. The Director who intends to resign shall submit a written letter of resignation to the Board of Directors. Any independent Director who intends to resign shall also explain in his letter of resignation any issues and circumstances related to his resignation or any other issues or circumstances that he considers necessary to be brought to the attention of the Company's shareholders or creditors.

If a Director's resignation results in the then number of members of the Board of Directors to fall below the minimum required quorum of the Board of Directors, that Director's resignation shall not come into effect until the vacancy resulting from his resignation is filled by his successor. Other Directors shall convene an extraordinary shareholder's general meeting to elect a new Director as soon as possible. Before such a shareholders' general meeting makes its resolution, the functions and the powers of the relevant Director who has tendered his resignation and those of the other members of the Board of Directors shall be subject to reasonable restrictions.

If an independent Director's resignation results in the ratio of the then remaining independent Directors against the total number of Directors, or the number of such independent Directors, being less than minimum ratio or number, as the case may be, required or recommended by any relevant regulatory authorities, that independent Director's resignation shall not come into effect until his vacancy is filled by his successor."

The amendments are proposed to be made essentially pursuant to Articles 86 and 87 of the Instructions of Articles of Association and Article 4(6) of the Instructive Opinions on Independent Directors.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

48.	A new chapter of "Independent Directors" is proposed to be added as Chapter XI of the Articles of Association, which comprises Articles 121 to 127 proposed to read as follows:
"Article 121

An independent Director candidate of the Company shall be nominated by the Board of Directors, the Supervisory Committee, or shareholder(s) individually or jointly holding more than 1% of the total shares carrying the right to vote, and shall be elected at shareholders' general meetings of the Company.

(1)

The party nominating any independent Director candidate shall have obtained the nominee's consent prior to the nomination, be fully aware of such particulars of the nominee as his occupation, academic background, professional title, detailed work experience and all information regarding his positions held concurrently, and shall be responsible for providing to the Company written materials pertaining to such particulars. The candidate shall undertake to the Company in writing that he agrees to accept the nomination, and that the disclosed information about him is true and complete. He shall also warrant to conscientiously perform his responsibilities as a Director upon being elected.

(2)

The party nominating any independent Director shall give his opinions as to the nominee's qualification and independency as an independent Director. If required under any applicable laws, rules and regulations and/or the applicable listing rules, the nominee shall make a public announcement in accordance with such regulations stating that there exists no relationship between the Company and him that affects his independent and objective judgment.

(3)

If the nomination of any independent Director candidate occurs before the meeting of the Board of Directors, the written materials pertaining to the particulars of the nominee described in the first paragraph of this Article shall, if required under applicable laws, rules and regulations and/or relevant listing rules and in accordance with such requirements, be announced together with the resolution of the Board of Directors.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(4)

If an extempore proposal for the election of any independent Director is put forward by shareholder(s) who, individually or jointly, hold(s) more than 5% of the total shares of the Company having the right to vote, or by the Supervisory Committee, the following documents shall be submitted to the Company 16 days before the annual general meeting of the shareholders: the intent to nominate a Director candidate, the written notice of the nominee expressing his willingness to accept the nomination, and the written materials pertaining to the particulars of the nominee and the nominee's undertakings as mentioned in the first paragraph of this Article.

(5)

Before the shareholders' general meeting for the election of the independent Director, if required under any applicable laws, rules and regulations and/or the relevant listing rules, the Company shall submit the relevant materials concerning the nominee to the securities regulatory authority of the State Council, relevant local official agencies of the securities regulatory authority of the State Council in the area of the Company's business, and the stock exchange(s) and relevant regulatory authorities on which the Company's shares are listed. If the Board of Directors disputes the particulars pertaining to the nominee, it shall also submit its written opinions to the relevant authorities. If the securities regulatory authority of the State Council objects to a nominee, such person may not be an independent Director candidate. When the shareholders' general meeting is convened for the election of the independent Director, the Board of Directors of the Company shall explain whether the securities regulatory authority of the State Council objects to the relevant nominee.

Article 122	The independent Director shall meet the following basic requirements:
(1)	He shall be qualified to take the position of an independent Director in accordance with the law, administrative rules and regulations and other relevant regulations;
(2)	He shall be independent as is required by applicable laws, administrative rules and regulations, organizational rules and regulations, and the relevant listing rules;
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3)

He shall have basic knowledge of the operation of a listed company, and has acquaintance with relevant laws, administrative rules, regulations and guidelines and principles (including but not restricted to accounting principles);

(4)	He shall have more than 5 years' legal or economic work experience or other work experience necessary for the discharge of the functions of an independent Director; and
(5)	He shall meet other conditions provided for under the Articles of Association.
Article 123

The independent Director shall be independent. In addition to such requirements as provided for under any applicable laws, rules and regulations and the relevant listing rules, the following persons shall not be the Company's independent Directors:

(1)

Staff of the Company or its affiliated companies, their lineal relatives or persons who have a major social relationship with any of them (lineal relatives referring to persons being spouse, parents and children; and a major social relationship being relationship of brothers and sisters, parents-in-law, children-in-law, spouse of brothers and sisters, and the spouse's brothers and sisters etc.);

(2)

Any natural person who directly or indirectly holds more than 1% of the shares issued by the Company, or any natural person shareholder who is among the 10 largest shareholders of the Company, and their respective lineal relatives;

(3)

Any employee of any organizational or corporate shareholder that directly or indirectly holds more than 5% of the shares issued by the Company, or any employee of any of the 5 largest organizational or corporate shareholders of the Company, and their respective lineal relatives;

(4)	Any person who was a person mentioned in any of the above-mentioned three categories during the last one year;
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(5)	Any person who provides financial, legal or advisory services to the Company or to its affiliated companies; and
(6)	Any person who has been determined as being not fit and proper to serve as an independent director by the securities regulatory authority of the State Council.
Article 124

The Board of Directors shall propose to the shareholders' general meeting to dismiss or replace the independent Director who has not been present in person for three times consecutively at Board meetings. Except for the persons mentioned above and those stipulated under the Company Law of the People's Republic of China as being not able to serve as an independent Director, the independent Director shall not be dismissed until the expiry of his term of office without reason. The Company shall announce the dismissal as a matter of special disclosure item, while the independent Director concerned who believes that his dismissal has been unreasonably made may make a public announcement.

Article 125

In addition to the functions and powers stipulated by the Company Law of the People's Republic of China, other applicable laws, administrative rules and regulations and the Articles of Association, the independent Directors shall have the following specific functions and powers:

(1)

In respect of significant connected transactions that shall be considered at the shareholders' general meeting as required by the law, rules and regulations and applicable listing rules, and in respect of appointment and dismissal of the Company's accounting firm (if required under applicable laws, rules and regulations and/or applicable listing rules), the relevant requirements shall be observed; and if half of the independent Directors approve of the relevant matters, such matters shall be put forward to the Board of Directors for discussion. The resolution of the Board of Directors in respect of connected transactions shall not become effective until each independent Director has signed the relevant resolution. Before any independent Director arrives at his decision, he may employ agency firms to provide an independent financial advisory advice as the basis of his decision;

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(2)	The independent Directors shall propose to the Board of Directors in respect of proposals to retain or dismiss an accounting firm;
(3)	The independent Directors may request the Board of Directors to convene extraordinary shareholders' general meetings;
(4)	The independent Directors shall propose to convene Board meetings;
(5)	The independent Directors shall retain external independent auditors and consulting advisors;
(6)	The independent Directors may publicly canvass for votes from shareholders prior to shareholders' general meetings; and
(7)	The independent Directors may directly report to the shareholders' general meeting, the securities regulatory authority of the State Council, and other relevant regulatory authorities.

The independent Directors shall obtain the consent from over half of the total number of the independent Directors in the performance of their functions and powers provided for under this Article except for those specified under Clauses (1) and (3) above.

Article 126

In addition to exercising the above-mentioned functions and powers, the independent Directors shall also provide independent opinions to the Board of Directors or the shareholders' general meetings concerning the following issues:

(1)	Nomination, appointment and dismissal of Directors;
(2)	Appointment or dismissal of any member of the Company's senior management;
(3)	Remuneration of Directors and members of the Company's senior management;
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(3)	Remuneration of Directors and members of the Company's senior management;
(4)	Issues that the independent Directors consider possible to impair on the rights and interests of minority shareholders;
(5)	Important capital transfers between the Company and the shareholders or between the Company and its affiliated enterprises;
(6)	Preliminary distribution plan of the cash profit that the Board of Directors has not made; and
(7)	Other issues regulated by applicable laws, rules and regulations and the Articles of Association.

Each of the independent Directors shall provide his comments to the above issues by way of: either agreeing to the relevant proposal; reserving his opinion with reasons; objecting to the relevant proposal with reasons; or expressing his view as not being able to provide his comments by demonstrating the difficulties that he encounters or foresees.

Article 127

The independent Directors shall submit their annual report of the work undertaken to the shareholders' general meeting of the Company accounting for the performance of their functions and responsibilities."

This new Chapter XI is proposed to be inserted into the Articles of Association pursuant to and in accordance with the Opinions on Independent Directors and section (3) of Article 2 of the Public Shareholder Protection Regulations.

49.	Article 107 of the Articles of Association will be renumbered as Article 129, with Clause (10) of the second paragraph thereof being proposed to be amended as follows:
"The primary responsibilities of the secretary of the Board of Directors are as follows:
(10)

To exercise other powers conferred by the Board of Directors and other relevant powers as may be required or provided for under laws and the relevant securities exchange(s) on which the Company's shares are listed.

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

50.	Article 108 of the Articles of Association will be renumbered as Article 130, and is proposed to be amended to read as follows:

"The Company's Directors or other senior officers (excluding the president and financial controller) may serve concurrently as the secretary of the Board of Directors. The accountants of the accounting firm appointed by the Company shall not serve concurrently as the secretary of the Board of Directors."

This amendment is proposed to be made pursuant to Article 6 of the Secretarial Working Guidelines for the Board of Directors of Overseas Listed Companies.
51.	Article 110 of the Articles of Association will be renumbered as Article 132, with an additional paragraph, reading as follows, being proposed to be added as the second paragraph of the Article:

"The Directors can be appointed concurrently as president, vice president or other members of the senior management, but the number of such Directors shall not surpass one-half of the total number of the Directors."

This amendment is proposed to be made pursuant to Article 118 of the Instructions of Articles of Association.
52.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 133:
"The tenure of the president is three years, renewable through re-election."
This amendment is proposed to be made pursuant to Article 120 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

53.	Article 111 of the Articles of Association will be renumbered as Article 134, with two additional clauses, reading as follows, being proposed to be added as Clauses (9) and (10), respectively:
"The president shall be accountable to the Board and shall exercise the following functions and powers:
(9)	to propose the salary, welfare, awards and punishment of and to the staff of the Company and to make decision on employment or dismissal of the staff of the Company; and
(10)	to propose to convene extraordinary meetings of the Board of Directors;"
This amendment is proposed to be made pursuant to Article 121 of the Instructions of Articles of Association.
54.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 135:

"The president shall report to the Board or as requested by the Supervisory Committee the conclusion of major contracts of the Company, contract implementation status, capital operation and the Company's profit and loss conditions. The president shall guarantee the authenticity of the report."

This amendment is proposed to be made pursuant to Article 123 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

55.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 136:

"The president shall in advance consult the employees when proposing decisions on issues related to their own interests such as salary, welfare, production safety and work, labor insurance and dismissal or expulsion etc."

This amendment is proposed to be made pursuant to Article 124 of the Instructions of Articles of Association.
56.	Article 117 of the Articles of Association will be renumbered as Article 142, with the first paragraph thereof being proposed to be amended as follows:

"The Supervisory Committee shall comprise three Supervisors. The number of external Supervisors (i.e., Supervisors who do not hold positions within the Company) shall constitute over one-half of the members of the Supervisory Committee, and the number of Supervisors taken by employee representatives shall constitute no less than one-third of the members of the Supervisory Committee."

This amendment is proposed to be made pursuant to Article 129 of the Instructions of Articles of Association.
57.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 144:

"The nominee list of Supervisors acted by shareholder representatives shall be submitted to the shareholders' general meeting for resolution. The Supervisors acted by shareholder representatives shall be nominated by the Board of Directors, Supervisory Committee and shareholder(s), together or individually holding more than 5% of the total shares of the Company carrying voting rights. The election and removal of such Supervisors shall be determined at the shareholders' general meeting of the Company."

This amendment is proposed to be made pursuant to Article 67 of the Instructions of Articles of Association
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

58.	Article 120 of the Articles of Association will be renumbered as Article 146, and is proposed to be amended as follows:

"The meeting of Supervisory Committee shall be held at least twice every year and convened by the chairman of the Supervisory Committee. The notice of the meeting of the Supervisory Committee shall be sent to all the Supervisors no less than 10 days before the meeting is convened."

This amendment is proposed to be made pursuant to Article 138 of the Instructions of Articles of Association.
59.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 147:

"If any Supervisor fails to attend meetings of the Supervisory Committee in person twice in succession, he shall be deemed incapable of performing his responsibilities and the shareholders' general meeting or the employee congress shall make decision to remove that Supervisor."

This amendment is proposed to be made pursuant to Article 132 of the Instructions of Articles of Association.
60.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 148:

"Any Supervisor may submit his resignation before his term of service expires, and the provisions of Chapter X of this Articles of Association regarding the resignation of Directors shall also apply to Supervisors."

This amendment is proposed to be made pursuant to Article 133 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

61.

Article 121 of the Articles of Association will be renumbered as Article 149, with Clause (7) of the first paragraph thereof being proposed to be amended and re-scheduled to become Clause (9), and two additional clauses added as Clauses (5) and (7), respectively, as follows:

"The Supervisory Committee shall be accountable to the shareholders in general meetings and shall exercise the following functions and powers in accordance with law:
(5)	to propose extraordinary motions at the annual general meeting of the shareholders;
(7)	to propose to convene extraordinary meetings of the Board; and
(9)	other functions and powers specified in laws, administrative regulations and the Articles of Association, and / or authorized by the Shareholders' meeting"
The amendments are proposed to be made pursuant to Article 136 of the Instructions of Articles of Association and Article 7 of the Opinion.
62.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 150:

"The Supervisory Committee may require the Directors, president, financial controller, secretary of the Board, internal and external accountants to attend the Supervisory Committee's meetings and reply to questions raised by the Supervisory Committee."

This amendment is proposed to be made pursuant to Article 67 of the Administrative Guidelines.
63.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 152:

"The Supervisory Committee shall produce minutes in respect of resolutions of the meetings, and the Supervisors and recorder(s) attending the meetings shall sign the minutes. Each Supervisor is entitled to request that an explanation of his comments made at the meetings be noted in the minutes. Such minutes shall be kept well as important files and records of the Company."

This amendment is proposed to be made pursuant to Article 142 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

64.

Article 125 of the Articles of Association will be renumbered as Article 155, with two additional clauses, reading as follows, being proposed to be added as Clauses (7) and (11), respectively, of the first paragraph thereof:

"A person may not serve as a Director, Supervisor, managers or other senior officers of the Company if such person is:
(7)	a national public servant;
(11)	a person who has been prohibited from entering the market by the securities regulatory authority of the State Council, where such prohibition has not been removed."
This amendment is proposed to be made pursuant to Articles 78, 119 and 130 of the Instructions of Articles of Association.
Further, a new paragraph, reading as follows, is proposed to be added to as the second paragraph of this Article:

"Once any of the above circumstances occurs in respect of any Director in service, the Board of Directors shall terminate all the duties and powers of that Director upon being informed of such circumstances and shall suggest to the shareholders' general meeting to remove that Director. Once any of the above circumstances occurs to the president in service, the Board of Directors shall terminate all the duties and powers of the president upon being informed of such circumstances and shall convene a Board meeting to dismiss the president. Once any of the above circumstances occurs to any Supervisor in service, the Supervisory Committee shall terminate all the duties and powers of that Supervisor upon being informed of such circumstances and shall propose to convene the shareholders' general meeting or employee representatives' meeting to remove that Supervisor."

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

65.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 156:

"Unless otherwise specified and authorised under the Articles of Association or unless legally authorised by the Board of Directors, any Director shall not act on behalf of the Company or the Board of Directors in his own name. When a Director acts in his own name and a third party could reasonably believe that he is acting on behalf of the Company or the Board of Directors, he shall first declare his position and status."

This amendment is proposed to be made pursuant to Article 82 of the Instructions of Articles of Association.
66.	Article 128 of the Articles of Association will be renumbered as Article 159, and is proposed to be amended to read as follows:

"Each of the Company's Directors, Supervisors, managers, and other senior officers owes a duty, in the exercise of his powers and in the discharge of his duties, to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, including but not limited to such criteria and guidelines providing for the professional ethics of the Company's staff as prescribed by the Company."

67.	Article 131 of the Articles of Association will be renumbered as Article 162, and is proposed to be amended to read as follows:

"The fiduciary duties of the Directors, Supervisors, president, vice president and other senior officers of the Company do not necessarily cease when they resign or upon the termination of their tenure. Such officers shall continue to observe their respective fiduciary duties at any time before the resignation or termination, as the case may be, becomes effective and for a reasonable period thereafter. The duty of confidentiality in respect of trade secrets of the Company survives the termination of their tenure until such secrets become public. Other duties may continue for such a period as the guidelines of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the relevant Director, Supervisor, president, vice president and the senior officer on the one hand and the Company on the other hand was terminated."

This amendment is proposed to be made pursuant to Article 88 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

68.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 163:

"Any Director, Supervisor, president, vice president or other senior officer of the Company who has left his office without authorisation before his tenure expires, thereby causing the Company to incur a loss, shall be liable to the Company, and shall keep the Company indemnified, for compensation."

This amendment is proposed to be made pursuant to Article 89 of the Instructions of Articles of Association.
69.	Article 133 of the Articles of Association will be renumbered as Article 165, with the second paragraph thereof being proposed to be amended to read as follows:

"A Director shall not vote on any Board resolution approving any contract, transaction or arrangement or any other proposal in which he or any of his associates (as defined under relevant securities listing rules as are applicable from time to time) has a material interest nor shall he be counted in the quorum present at the meeting."

70.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 172:

"Subject to the approval of the shareholders' general meeting and under circumstances permitted by applicable laws and regulations, the Company may purchase liability insurance for its Directors, Supervisors, presidents and other senior officers, except for liabilities arising from the violation of laws, administrative regulations or the Articles of Association of the Company."

This amendment is proposed to be made by reference to Article 39 of the Administrative Guidelines, which regulates liability insurance for corporate senior management.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

71.

The original Chapter XV of the Articles of Association will be renumbered as Chapter XVI, with its title being proposed to be changed from "Financial and Accounting System and Profit Distribution" to "Financial Accounting System, Profit Distribution, Auditing And External Guarantee".

72.	Article 149 of the Articles of Association will be renumbered as Article 182, and is proposed to be amended to read as follows:

"The Company should issue its financial reports four times every financial year, that is, the Company shall issue: its first quarterly financial report within 30 days after expiry of the first three months' period of each financial year; its interim financial report within 60 days after expiry of the first six months' period of each financial year; its third quarterly financial report within 30 days after expiry of the first nine months' period of each financial year; and its annual financial report within 120 days after expiry of the end of each financial year."

73.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 183:
"The Company's annual financial report and interim report for any mid-year profit distribution should include the following:
(1)	Balance sheet;
(2)	Profit statement;
(3)	Statement of profit distribution;
(4)	Statement of cash flow; and
(5)	Notes to the financial statements.
If the Company does not make a mid-year profit distribution, the interim reports should include the financial statements and notes except for the item mentioned under item (3) above."
This amendment is proposed to be made pursuant to Article 145 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

74.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 185:
"The Company should implement initiative methods of profit distribution and pay attention to investors' reasonable investment return.
The Company's Board of Directors should release the reasons not to make the plan of cash distribution of profits in the regular reports and the independent Directors shall give independent opinions.
If the shareholder gets out of line to occupy the Company's capital, the Company should deduct the cash bonus distributed to the shareholder so as to reimburse the occupied capital."
This amendment is proposed to be made pursuant to Article 4 of the Public Shareholder Protection Regulations to include provisions regulating profit distribution.
75.	Article 151 of the Articles of Association will be renumbered as Article 186, and the first paragraph thereof is proposed to be amended to read as follows:

"The Company, after distributing the profits after tax for the relevant year, should contribute 10% of its net profits into a legal reserved funds and contribute 5% to 10% of the profits into the Company's legal public welfare funds based on the net profits of the Company calculated in accordance with the accounting principles adopted in the People's Republic of China. When the legal reserved funds exceed 50% of the Company's registered capital, the Company could cease to make the relevant contribution."

76.	Article 152 of the Articles of Association will be renumbered as Article 187, with the second paragraph thereof being proposed to be amended to read as follows:
"Any amount paid up in advance of calls on any share may carry interest but shall not entitle the relevant shareholder to participate in respect thereof in a dividend subsequently declared."
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

77.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 191:

"The Company's Board of Directors must complete the distribution of dividends (in cash or in kind in the form of shares) within two months after the shareholders' meeting resolution approving the relevant profit distribution proposal."

This amendment is proposed to be made pursuant to Article 150 of the Instructions of Articles of Association.
78.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 198:

"The Company shall implement an internal audit system and appoint full time auditors to carry out internal auditing and supervision of the Company's financial income and expenses and economic activities."

This amendment is proposed to be made pursuant to Article 152 of the Instructions of Articles of Association.
79.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 199:

"The Company's internal auditing system and the responsibilities of the auditing personnel should be carried out after approved by the Board of Directors. The auditor-in-chief shall be accountable and respond to the Board of Directors."

This amendment is proposed to be made pursuant to Article 153 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

80.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 200:
"The Company's external guarantee should be made in compliance with the following regulations:
(1)

The Company shall not provide guarantee in favour of any controlling shareholder of the Company or any other associated corporation in which the Company has a shareholding interest of less than 50%, or any non-legal person unit or natural person.

(2)	The total amount of external guarantees given by the Company shall not exceed 50% of the total audited consolidated net assets of Company in respect of the latest financial year.
(3)

The Company should make additional regulations on examining and approving procedures for external guarantees and on the credit position of the persons or entities being guaranteed. Any external guarantee should be signed and approved by more than two thirds of the total members of the Board of Directors or approved by the shareholders in general meetings. The Company shall not directly or indirectly give any debt-guarantee in favour of any entity with a debt-to-equity ratio exceeding 70%.

(4)

For external guarantees, the Company must request the relevant counterparty to provide back-to-back security, and the provider of such security should be persons or entities with substance of undertakings.

(5)

The Company's independent Directors should explain specifically in the Company's annual reports the conditions regarding its then accumulated and outstanding external guarantees and the related circumstances in the execution of such guarantees in accordance with the foregoing regulations, and shall provide independent opinions."

The amendments are proposed to be made pursuant to Article 2 of the Regulations on Capital Exchange and Guarantees for Other Parties.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

81.	Article 162 of the Articles of Association will be renumbered as Article 201, and is proposed to be amended to read as follows:

"The Company should appoint an independent accounting firm which complies with the relevant requirements of the People's Republic of China to audit its annual accounts, review its other financial reports, carry out net asset verifications and provide other related consulting services.

The appointment of an accounting firm should be determined by the shareholders in general meetings (subject to prior approval from the Company's Audit Committee being obtained)."
The amendments are proposed to be made essentially pursuant to Articles 154 and 155 of the Instructions of Articles of Association..
82.	Article 163 of the Articles of Association will be renumbered as Article 202, and is proposed to be amended to read as follows:

"The term of office of an accounting firm appointed by the Company shall be one year, commencing from the conclusion of the annual general meeting and expires at the conclusion of the next annual general meeting. At the expiry of such term, the relevant accounting firm may be re-appointed."

This amendment is proposed to be made pursuant to Article 154 of the Instructions of Articles of Association.
83.	Article 165 of the Articles of Association will be renumbered as Article 204, and is proposed to be amended to read as follows:

"If there is a vacancy of the office of the accounting firm, the Board of Directors may fill up the vacancy by appointing an accounting firm before convening the shareholders' meeting (subject to prior approval from the Company's Audit Committee being obtained). But during period when the vacancy subsists, if the Company has other accounting firm in office, such firm can continue to carry out the relevant duty."

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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

84.	Article 167 of the Articles of Association will be renumbered as Article 206, and is proposed to be amended to read as follows:

"The remuneration of an accounting firm or the method of determining such remuneration shall be determined by the shareholders in general meetings or in such manner as the shareholders in general meetings may determine. In the case of an accounting firm appointed by the Board of Directors to fill a vacancy, the remuneration of that accounting firm may be determined by the Board of Directors and should be submitted to the shareholders in general meetings for approval (subject to prior approval from the Company's Audit Committee being obtained)."

This amendment is proposed to be made essentially pursuant to Article 158 of the Instructions of Articles of Association.
85.

A new article is proposed to be added to the Articles of Association, with Article 168 being renumbered to become Article 207, and the first paragraph thereof being proposed to be amended to read as follows:

"Decisions to appoint, remove or not to renew the services of an accounting firm shall be made by the shareholders in general meetings and shall, if required under applicable laws and regulations and/or relevant listing rules and in accordance with such requirements, be disclosed in the relevant newspapers. When necessary, the reason for the change shall be stated. Further, any such decision shall be filed with the securities regulatory authority of the State Council and the Institute of Certified Public Accountants of the People's Republic of China"

This amendment is proposed to be made pursuant to Article 159 of the Instructions of Articles of Association .
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

86.	A new article is proposed to be added to the Articles of Association, with Article 168 being re-scheduled to become Article 208.
87.	Article 169 of the Articles of Association will become Article 209, with the first paragraph thereof being proposed to be amended to read as follows:

"If the Company dismisses or does not continue with the re-appointment of its accounting firm, it should advice the accounting firm ten days in advance, and the accounting firm shall have the right to present its views at the shareholders' general meeting. When the accounting firm considers that the grounds on which the Company decided to dismiss its service or not to renew its appointment are unjustified, it may file a complaint with the securities regulatory authority of the State Council and the Institute of Chartered Public Accountants of the People's Republic of China. If an accounting firm resigns, it shall be under an obligation to inform the shareholders in general meetings as to whether or not there is any impropriety with the Company's affairs."

This amendment is proposed to be made pursuant to Article 160 of the Instructions of Articles of Association .
88.	Article 171 of the Articles of Association will be renumbered as Article 210, with the first paragraph thereof being proposed to be amended to read as follows:
"The Company shall be merged or divided in accordance with the law. The merger or division of the Company shall be carried out in accordance with the following procedures:
(1)	The Board of Directors proposes an agenda for the merger or division of the Company;
(2)	The shareholders in general meetings shall pass a resolution in accordance with the provisions under the Articles of Association;
(3)	The relevant parties shall enter into an agreement for the merger or division;
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

(4)	The relevant examination and approval procedures shall be carried out in accordance with the law;
(5)	The various merger or division matters, such as creditors' rights and debts etc., shall be carried out;
(6)	The registration of dissolution or registration of the change shall be carried out.

When the Company is merged or divided, the Board of Directors shall take necessary measures to safeguard the legitimate rights and interests of the shareholders who oppose the Company's merger or division proposal.

Shareholders who oppose the Company's merger or division proposal are entitled to require the Company or the shareholders who agree to the Company's merger or division proposal to purchase their shares at a fair price."

The amendments are proposed to be made pursuant to Articles 169, 170 and 173 of the Instructions of Articles of Association .
89.	Article 170 of the Articles of Association will be renumbered as Article 215, with a new paragraph, reading as follows, being proposed to be added as the second paragraph of this Article:

"Where the Company is dissolved under Clause (2) of the preceding paragraph, all relevant parties shall carry out and handle the liquidation in accordance with the agreement of dissolution and liquidation reached between them."

This amendment is proposed to be made pursuant to Article 177(2) of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

90.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 224:
"The Articles of Association of the Company shall be amended upon the occurrence of the any of the following events:
(1)

After amendment of the Company Law of the People's Republic of China or other relevant law and administrative regulations, any provision under the Articles of Association conflicts with the provisions of the amended law or regulations;

(2)	A change occurs to the Company resulting in an inconsistency with the Articles of Association;
(3)	The Company's shareholders in general meetings decide to amend the Articles of Association of the Company."
This amendment is proposed to be made pursuant to Article 187 of the Instructions of Articles of Association.
91.	Article 185 of the Articles of Association will be renumbered as Article 226, with a new paragraph, reading as follows, being proposed to be added as the second paragraph thereof:
"Any amendment to the Articles of Association involving items which are required under law or administrative regulations to be disclosed shall be published by way of a public announcement."

This amendment is proposed to be made pursuant to Article 190 of the Instructions of Articles of Association to provide for the requirement for public announcement of certain amendments to the Articles of Association.

92.	The original Chapter XX of the Articles of Association will be renumbered as Chapter XXI, with its title being proposed to be changed from "Notices" to "Notice and Public Announcement".
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

93.	Article 186 of the Articles of Association will be renumbered as Article 227, with two new paragraphs, reading as follows, being proposed to be added as the first and the second paragraphs thereof:
"The Company's notices shall be delivered by the following means:
(1)	by designated person;
(2)	by mail;
(3)	by way of public announcement;
(4)	by other means in accordance with the Articles of Association.

The Company's notices delivered by way of public announcement are deemed to be received by all relevant parties as soon as the public announcement is published, provided that such announcement shall be published in designated newspapers."

This amendment is proposed to be made pursuant to Articles 161 and 162 of the Instructions of Articles of Association.
94.	Article 187 of the Articles of Association will be renumbered as Article 228, with two new paragraphs, reading as follows, being proposed to be added as the first and the second paragraphs thereof:
"When a notice is delivered by a designated person, the date on which the recipient signs or seals on the acknowledgement of receipt is deemed to be the date on which the notice is delivered;
When the notice is delivered by way of public announcement, the date on which the public announcement is first published is deemed to be the date on which the notice is delivered."
This amendment is proposed to be made pursuant to Article 166 of the Instructions of Articles of Association.
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APPENDIX	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

95.	A new article is proposed to be added, with Article 64 of the Articles of Association being renumbered as Article 229.
96.	A new article, reading as follows, is proposed to be added to the Articles of Association as Article 230:

"Unless otherwise provided, any notice or report that is required or permitted to be given by Company by way of public announcement under the Articles of Association must be published in at least one newspaper with national circulation designated by the securities regulatory authority of the State Council and in other Chinese publications designated by the Board of Directors, and must simultaneously be published on the same day in the English and Chinese languages, respectively, in at least one major English newspaper and one major Chinese newspaper in Hong Kong."

This amendment is proposed to be made pursuant to Article 168 of the Instructions of Articles of Association and other related requirements.
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About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary